UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

-------------------------------------------------------------------------------


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*

                         UNITED WESTERN BANCORP, INC.
                         ----------------------------
                               (Name of Issuer)


                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                        (Title of Class of Securities)


                                   913201109
                                --------------
                                (CUSIP Number)


                               December 31, 2007
                             ---------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |X| Rule 13d-1(b)

                                |_| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following pages
                              Page 1 of 12 Pages
                            Exhibit Index: Page 11

                                  SCHEDULE 13G

CUSIP No.: 913201109                                         Page 2 of 12 Pages

................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR FINANCIAL LLC
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of           5.    Sole Voting Power                       None
Shares              ...........................................................
Beneficially        6.    Shared Voting Power                     373,883
Owned by Each       ...........................................................
Reporting           7.    Sole Dispositive Power                  None
Person With         ...........................................................
                    8.    Shared Dispositive Power                373,883
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person


          373,883
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

          |_|
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          5.13% based on 7,281,559 shares outstanding as of November 2, 2007.

................................................................................
12.       Type of Reporting Person:

          IA; OO
................................................................................

                                  SCHEDULE 13G

CUSIP No.: 913201109                                         Page 3 of 12 Pages

................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR CAPITAL PARTNERS LP
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of           5.    Sole Voting Power                       None
Shares              ...........................................................
Beneficially        6.    Shared Voting Power                     620,805
Owned by Each       ...........................................................
Reporting           7.    Sole Dispositive Power                  None
Person With         ...........................................................
                    8.    Shared Dispositive Power                620,805
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person


          620,805
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

          |_|
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          8.53% based on 7,281,559 shares outstanding as of November 2, 2007.

................................................................................
12.       Type of Reporting Person:

          HC; OO
................................................................................

                                  SCHEDULE 13G

CUSIP No.: 913201109                                         Page 4 of 12 Pages

................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          SUPERNOVA MANAGEMENT LLC
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of           5.    Sole Voting Power                       None
Shares              ...........................................................
Beneficially        6.    Shared Voting Power                     620,805
Owned by Each       ...........................................................
Reporting           7.    Sole Dispositive Power                  None
Person With         ...........................................................
                    8.    Shared Dispositive Power                620,805
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person


          620,805
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

          |_|
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          8.53% based on 7,281,559 shares outstanding as of November 2, 2007.

................................................................................
12.       Type of Reporting Person:

          HC; OO
................................................................................

                                  SCHEDULE 13G

CUSIP No.: 913201109                                         Page 5 of 12 Pages

................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          ALEC N. LITOWITZ
................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
................................................................................
3.        SEC Use Only
................................................................................
4.        Citizenship or Place of Organization

          Delaware
................................................................................
Number of           5.    Sole Voting Power                       None
Shares              ...........................................................
Beneficially        6.    Shared Voting Power                     620,805
Owned by Each       ...........................................................
Reporting           7.    Sole Dispositive Power                  None
Person With         ...........................................................
                    8.    Shared Dispositive Power                620,805
................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person


          620,805
................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)

          |_|
................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          8.53% based on 7,281,559 shares outstanding as of November 2, 2007.

................................................................................
12.       Type of Reporting Person:

          HC
................................................................................

                                                             Page 6 of 12 Pages
Item 1(a). Name of Issuer:

           United Western Bancorp, Inc. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           700 17th Street, Suite 2100
           Denver, Colorado 80202

Item 2(a). Name of Person Filing:

           This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

           i)   Magnetar Financial LLC ("Magnetar Financial");

           ii)  Magnetar Capital Partners LP ("Magnetar Capital Partners");

           iii) Supernova Management LLC ("Supernova Management"); and

           iv)  Alec N. Litowitz ("Mr. Litowitz").

           This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd. and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial, and Magnetar Investment Management, LLC, a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b). Address of Principal Business Office or, if None, Residence:

           The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c). Citizenship:

           i)   Magnetar Financial is a Delaware limited liability company;

                                                             Page 7 of 12 Pages

           ii)  Magnetar Capital Partners is a Delaware limited partnership;

           iii) Supernova Management is a Delaware limited liability company;
                and

            iv)  Mr. Litowitz is a citizen of the United States of America.

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.0001 per share (the "Shares")

Item 2(e).  CUSIP Number:

            913201109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
            (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
            (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
            (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
            (e) [X]  An investment adviser in accordance with Rule 13d-1(b)(1)
                     (ii)(E);
            (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
            (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
            (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
            (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.     Ownership:

Item 4(a).  Amount Beneficially Owned:

            (i) As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 620,805 Shares. This amount consists of: (A) 373,883 Shares held for the account of Magnetar Capital Master Fund; (B) 1,106 Shares held for the account of Magnetar SGR Fund Ltd; (C) 28,935 Shares held for the account of Magnetar SGR Fund LP and (D) 216,881 Shares held for the account of the Managed Accounts.

            (ii) As of December 31, 2007, Magnetar Financial may be deemed to be the beneficial owner of 373,883 Shares. This amount consists of 373,883 Shares held for the account of Magnetar Capital Master Fund.

Item 4(b).  Percent of Class:

                                                          Page 8 of 12 Pages

            (i) The number of Shares of which each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 8.53% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed registration statement on Form 10-Q, there were approximately 7,281,559 shares outstanding as of November 2, 2007).

            (ii) The number of Shares of which Magnetar Financial may be deemed to be the beneficial owner constitutes approximately 5.13% of the total number of Shares outstanding.

Item 4(c).  Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                                 0

(ii) Shared power to vote or direct the vote:                        373,883

(iii) Sole power to dispose or direct the disposition of:                  0

(iv) Shared power to dispose or direct the disposition of:           373,883

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                 0

(ii) Shared power to vote or direct the vote:                        620,805

(iii) Sole power to dispose or direct the disposition of:                  0

(iv) Shared power to dispose or direct the disposition of:           620,805


Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

                                                            Page 9 of 12 Pages


            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                           Page 10 of 12 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008                    MAGNETAR FINANCIAL LLC

                                           By: Magnetar Capital Partners LP
                                               As Sole Member

                                           By:  /s/ Alec N. Litowitz
                                                --------------------
                                           Name:    Alec N. Litowitz
                                           Title:   Manager of Supernova
                                                    Management LLC, as
                                                    General Partner of
                                                    Magnetar Capital
                                                    Partners LP


Date: February 13, 2008                    MAGNETAR CAPITAL PARTNERS LP


                                           By:  /s/ Alec N. Litowitz
                                                --------------------
                                           Name:    Alec N. Litowitz
                                           Title:   Manager of Supernova
                                                    Management LLC, as
                                                    General Partner of
                                                    Magnetar Capital
                                                    Partners LP

Date: February 13, 2008                    SUPERNOVA MANAGEMENT LLC


                                           By:  /s/ Alec N. Litowitz
                                                --------------------
                                           Name:    Alec N. Litowitz
                                           Title:   Manager

Date: February 13, 2008                    ALEC N. LITOWITZ


                                          /s/ Alec N. Litowitz
                                          --------------------------

                                                           Page 11 of 12 Pages



                                  EXHIBIT INDEX

Ex.                                                                   Page No.
---                                                                   --------

A.   Joint Filing  Agreement,  dated  February 13, 2008
     by and among  Magnetar Financial LLC,  Magnetar
     Capital Partners LP, Supernova Management LLC,
     and Alec N. Litowitz...........................................     12

                                                           Page 12 of 12 Pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of United Western Bancorp, Inc. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 13, 2008                    MAGNETAR FINANCIAL LLC

                                           By: Magnetar Capital Partners LP
                                               As Sole Member

                                           By:  /s/ Alec N. Litowitz
                                                --------------------
                                           Name:    Alec N. Litowitz
                                           Title:   Manager of Supernova
                                                    Management LLC, as
                                                    General Partner of
                                                    Magnetar Capital
                                                    Partners LP


Date: February 13, 2008                    MAGNETAR CAPITAL PARTNERS LP


                                           By:  /s/ Alec N. Litowitz
                                                --------------------
                                           Name:    Alec N. Litowitz
                                           Title:   Manager of Supernova
                                                    Management LLC, as
                                                    General Partner of
                                                    Magnetar Capital
                                                    Partners LP

Date: February 13, 2008                    SUPERNOVA MANAGEMENT LLC


                                           By:  /s/ Alec N. Litowitz
                                                --------------------
                                           Name:    Alec N. Litowitz
                                           Title:   Manager

Date: February 13, 2008                    ALEC N. LITOWITZ


                                          /s/ Alec N. Litowitz
                                          --------------------------